Exhibit 99.1

Press Release

VERAXA Biotech Strengthens Patent Portfolio to Protect Core
Technology Platforms and Product Candidates

First BiTAC®-related patent applications filed in H1 2026 including patents covering composition of matter and proprietary payload platform, with additional patents secured in contributing technology areas including click chemistry and conjugation technology.

ZURICH, SWITZERLAND – July 29, 2026 -- VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA”), an emerging leader in designing novel cancer therapies, today provided an update on its core patent portfolio. During the first half of 2026, first patent applications were filed to cover the Company’s new generation of technologies including its T cell engager (BiTAC-TCE) and antibody-drug-conjugate (BiTAC-ADC) platforms and therapeutic programs derived from them. Additionally, previously granted patents covering auxiliary technology modules have now cleared the opposition period. Overall, VERAXA now has a portfolio of more than 50 granted owned or exclusively licensed patents in 14 countries, which are spread across 26 patent families. Once the recently filed patent applications are granted, they are expected to protect VERAXA’s core technology suite through at least 2047.

“Patentable innovations are at the heart of any biotechnology company, and we are very pleased to provide an update on recent developments. Our IP strategy mirrors the breadth of novel concepts and innovations we are pursuing with regard to our BiTAC-TCE and BiTAC-ADC platforms, novel payload strategies, and the conjugation technologies and click chemistry enabling such therapies,” commented Christoph Antz, Ph.D., CEO and Co-Founder of VERAXA. “Overall, we are building toward a strong IP portfolio protecting our core technology platforms and product candidates.”

VERAXA is reimagining key aspects of bispecific T cell engager (TCE) and antibody-drug-conjugate (ADC) biology through its BiTAC (Bi-targeted Tumor-Associated Cytotoxicity) strategy. This novel approach relies on a dual-component molecular architecture to enhance tumor selectivity and safety via a true “AND-gate” mechanism. For T cell engagers (BiTAC-TCEs), the platform uses two split antibody constructs. Each targets a distinct tumor-associated antigen and carries one half of the T cell binding motif. Only when both precursors bind to the same cancer cell do they form a functional molecule—a mechanism that restricts T cell activity to cells displaying both tumor markers, sparing healthy tissue. For antibody-drug conjugates (BiTAC-ADCs), the technology delivers a systemically inactive prodrug and a cell-impermeable proactivator through two separate antibodies, each targeting a defined tumor-associated antigen. The payload is only released inside the cancer cell through a rapid, highly efficient chemical reaction called ‘click-to-release’. VERAXA’s click chemistry leverages the ultra-fast reaction between trans-cyclooctenes (TCOs) and tetrazines—one of the fastest in nature. The reaction kinetics and other proprietary improvements enable VERAXA to avoid the premature payload release during systemic circulation, as seen with past ADC approaches, and unlock cost savings in BiTAC-ADC manufacturing. In addition, VERAXA applies proprietary conjugation, linker, and hydrophilic payload technologies across its BiTAC and non-BiTAC pipelines, further enhancing the safety, efficacy, and manufacturability of its next-generation therapies.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

About VERAXA Biotech AG (NASDAQ: VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including bispecific T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of ADCs and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory (EMBL), a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit https://investors.veraxa.com/ or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

BiTAC® is a registered trademark of VERAXA Biotech GmbH.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements, including as to the ability of the Company’s intellectual property rights to protect its therapeutic candidate portfolio and technology. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations, including with respect to the company’s ability to file future patents, have patents accepted, granted, and subsequently upheld without opposition. Forward-looking statements contained on this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified in the risk factors section of the Company’s most recent Annual Report on Form 20-F and any subsequent reports on Form 6-K. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events or otherwise. Consequently, the company will not update the information contained in this press release and investors should not rely upon the information as current or accurate after the presentation date.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Contact

VERAXA Biotech AG – Corporate
Christoph Antz, Ph.D.
Chief Executive Officer, Co-Founder
investors@veraxa.com

For Media and Investors – U.S.
Brandon Weiner
ICR Healthcare
VERAXA@icrhealthcare.com

For Media and Investors – EU
Mario Brkulj
investors@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

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